FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
21 February 2007
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
Title: Group Secretary & General Counsel

Date: 21 February 2007

Lihir Gold Limited
ABRN 069 803 998
and its controlled entities
APPENDIX 4E
PRELIMINARY FINAL REPORT
31 December 2006

RELEASED
21 February 2007
Lihir Gold Ltd and its controlled entities
APPENDIX 4E
(Rule 4.3A)
Preliminary Final Report
for the full year ended 31 December 2006
RESULTS FOR ANNOUNCEMENT TO THE MARKET

(All comparisons to year ended 31 December 2005)	US$m	up/down	% movement

Revenues from ordinary activities	310.4	up	38

Profit from ordinary activities after tax	53.8	up	449

Net profit for the period	53.8	up	449
Dividend Information:
The company does not propose to pay a dividend for this period.
This report has been audited by PricewaterhouseCoopers.
Internet
These results will be available on the Internet at www.lihir.com.pg.
Enquiries
Investor and media enquiries should be directed to:
Joe Dowling on +61 421 587 755 (Mobile).

(This release should be read in conjunction with the Fourth Quarter Production Report and Preliminary Full Year Results released on 30 January 2007. Dollar figures refer to US dollars. Unless otherwise stated, percentage changes refer to the 12 months to December 2006, compared with the 12 months to December 2005.)
Financial Performance
•	Net profit of $53.8 million for the year, $30.7 million for the second half

•	Operating cashflow of $58.7 million for the year and $14.8 million for the six months to December

•	Revenues of $310.4 million, and $161.3 million for the six months to December

•	Total cash costs at $297 per ounce for the full year, reducing to $283 for the final six months.
Outlook
•	Production in 2007 to increase to approximately 800,000 — 830,000 ounces

•	First half production approximately 330,000 — 350,000 ounces

•	Material movements in 2007 to exceed 60 million tonnes

•	Ore processed through autoclaves to be approximately 4.3 million tonnes

•	Addition of flotation circuit will lift gold grade through autoclaves to an average of approximately 6.6g/tonne in 2007.
Report for Year Ended 31 December 2006      Page 1 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
MANAGING DIRECTOR’S REVIEW
This announcement follows the release of our preliminary 2006 financial results on January 30, and should be read in conjunction with that report.
Lihir Gold Ltd has reported a profit after tax of $53.8 million for the year, up from $9.8 million in 2005.
The improved result reflects a sharp improvement in underlying operating performance, including record gold production, record material movements and record process plant throughput.
Production and Financial Results Overview
Gold production for the year was a record 651,000 ounces, including 226,000 ounces in the final quarter. Material movements for the year totalled 56.2 million tonnes, which was the highest on record for the company and due to a number of operational improvements in the year aimed at lifting mining performance.
Gold grade for the year was at 5.14 grams per tonne, and 5.92 grams for the final quarter.
In the process plant, all of the key operating parameters were running at record levels. Total plant throughput for the year was 4.3 million tonnes, which was 4.4% higher than the previous peak set in 2004. Autoclave operating time also was at a record, as were autoclave throughput rates. Gold recovery remained high at 90.2%, despite the high throughput levels.
This led to the record gold production, which enabled the company to report a full year profit of $53.8 million after tax.
The key features of the financial results were as follows:
•	Revenues for the full year rose by 38% to a record $310.4 million, driven by a combination of higher production and rising gold prices.

•	Total cash costs were up 5% to $297/oz for the year. The increase was primarily a function of higher production and increased throughputs, although prices for fuel and other mining inputs such as tyres also increased. Enhanced maintenance staffing and resourcing contributed to the increase in costs.

•	The 30MW geothermal power station was in operation for the full year, compared to only five months in the prior year, enabling power generation costs to be held steady, despite a 40% increase in the average price for heavy fuel oil, used to meet residual power demand. In the absence of the geothermal power station, power costs would have been $25 million higher during the year.

•	Operating cashflow, excluding capital expenditure, was $58.7 million for the year, which was up from $9.5 million in 2005. Capital expenditure totalled some $205 million, including $171 million associated with the construction of the geothermal power station and flotation circuit. An additional $33 million was invested in Ballarat Goldfields to acquire an 11% shareholding in the company.
Flotation Circuit and Geothermal Power Expansion Projects
Since the end of the financial year, the company has completed construction of the 20MW expansion of the geothermal power station. Commissioning of the power station commenced in February, according to plan, lifting geothermal generation capacity to 56MW.
Geothermal power will save the company in excess of $40 million in the current year, compared with heavy fuel oil power generation.
The expansion of the processing plant through construction of the 3 million tonne per annum flotation circuit also proceeded to plan during the year. Commissioning of the flotation circuit is scheduled to begin in March, and will lead to a significant increase in production in 2007.
Report for Year Ended 31 December 2006      Page 2 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Expansion Options Study
As announced in January, the company is proceeding with a feasibility study to consider expansion of the process plant to a production capacity of more than 1 million ounces per year.
The study is looking at the addition of one large autoclave, of a larger diameter and double the capacity of each of the existing autoclaves on site. The additional autoclave would increase the annual plant feed capacity to approximately 11–12 million tonnes and boost gold production by up to 300,000 ounces per year, lifting annual output to more than 1 million ounces.
Capital expenditure for this option has been conservatively estimated at $500 – $550 million, with commissioning of the new plant envisaged in 2010.
Ballarat Goldfields Merger
On October 17 the company announced an agreed merger with Victorian gold mine development company Ballarat Goldfields NL. A meeting of Ballarat shareholders in Ballarat on February 12 approved the merger, and following court approval, the merger is expected to be completed in March.
The combined company will have two world class assets — one in Australia and one in Papua New Guinea — a strong growth profile, reducing costs and significant exploration opportunities.
The transaction will deliver significant benefits for each of the two merger partners. For Ballarat, it will secure the future of its operations by providing the financial resources required to take the project to full development. And for Lihir, the merger will diversify the company’s operations, adding a new revenue stream in the future, in a new geographic area, and providing a significant avenue for potential production growth.
Outlook
Gold production in 2007 is forecast to increase to between 800,000 and 830,000 ounces, assisted by the commissioning of the flotation circuit. For the first half, production remains on track for between 320,000 and 350,000 ounces.
Total material movements are expected to exceed 60 million tonnes, autoclave feed should total around 4.3 million tonnes and gold grade of autoclave feed is anticipated to be approximately 6.6 grams per tonne.
Total cash costs are expected to be approximately $250 an ounce in the year, reduced by additional geothermal power capacity. Guidance on deferred costs for the year is set out on page 10 of this report.
The successful completion of the Ballarat merger will add an important new dimension to our growth profile, and we expect to make good progress in development of the +1 million ounce project.
Assuming no significant decline in global gold prices this year, I look forward to reporting a solid improvement in operating cashflows and after tax profit for 2007.
Arthur Hood
Managing Director
Report for Year Ended 31 December 2006      Page 3 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
ACCOUNTING STANDARDS AND AUDIT STATUS
These financial statements have been prepared by the Company in accordance with International Financial Standards and have been audited by the Company’s Auditors.
The company adopted IFRS 2 Share Based Payment during 2006.
All other accounting policies and methods of calculation used in these financial statements were applied in the annual report for the year ended 31 December 2005.
For further information on accounting policies, please refer to the annual report and previous profit results available on the company’s web site.
Report for Year Ended 31 December 2006      Page 4 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
FINANCIAL STATEMENTS
Income Statement

	31 Dec	2H	1H	31 Dec	2H	1H	Change
	2006	2006	2006	2005	2005	2005	year on
Year ending	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)	year %

Revenue
Gold sales at spot	384.4	206.9	177.5	263.9	165.2	98.7	46
Realisation of hedging instruments	(59.5)	(39.0)	(20.5)	(25.2)	(8.3)	(16.9)	136
Gold lease rate fees	2.8	1.1	1.7	5.0	2.4	2.6	(44)
Fair value losses	(1.7)	(1.2)	(0.5)	(5.4)	(3.8)	(1.6)	(69)
Realisation of deferred hedging costs	(17.2)	(7.8)	(9.4)	(13.5)	0.5	(14.0)	27
Other revenue	1.6	1.3	0.3	0.1	0.1	0.0	1500

Total revenue	310.4	161.3	149.1	224.9	156.1	68.8	38

Costs
Mining expenses	(107.6)	(60.5)	(47.1)	(95.3)	(46.5)	(48.8)	(13)
Exploration expenses	(6.0)	(2.8)	(3.2)	(6.2)	(1.9)	(4.3)	3
Processing costs	(47.9)	(23.9)	(24.0)	(41.6)	(18.9)	(22.7)	(15)
Power generation costs	(27.0)	(14.4)	(12.6)	(27.4)	(10.5)	(16.9)	1
General administrative costs	(66.6)	(32.9)	(33.7)	(57.9)	(32.3)	(25.6)	(15)
Refining, royalty and management fees	(13.0)	(9.4)	(3.6)	(6.8)	(4.4)	(2.4)	(91)

Cash operating expenses before deferrals	(268.1)	(143.9)	(124.2)	(235.2)	(114.5)	(120.7)	(14)
Deferred mining costs	56.4	18.2	38.2	25.0	29.6	(4.6)	126
Economic grade stockpile costs transferred to inventories	19.1	15.8	3.3	25.3	(12.0)	37.3	(25)
Other costs deferred and transferred to inventories	0.3	12.9	(12.6)	13.9	6.1	7.8	(98)
Depreciation and amortisation	(37.4)	(20.6)	(16.8)	(35.8)	(19.8)	(16.0)	(4)
Total operating expenses	(229.7)	(117.6)	(112.1)	(206.8)	(110.6)	(96.2)	11

Operating profit	80.7	43.7	37.0	18.1	45.5	(27.4)	346
Interest income	1.4	0.4	1.0	1.2	0.5	0.7	17
Finance costs	(6.2)	(3.5)	(2.7)	(3.6)	(2.1)	(1.5)	(72)
Profit before taxation	75.9	40.6	35.3	15.7	43.9	(28.2)	383
Income tax (charge)/ benefit recognised	(22.1)	(9.9)	(12.2)	(5.9)	(13.3)	7.4	(275)
Net Profit after taxation	53.8	30.7	23.1	9.8	30.6	(20.8)	449

Report for Year Ended 31 December 2006     Page 5 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incoroporated in Papua New Guinea
Balance Sheet

	31 Dec	31 Dec
	2006	2005
	(US$m)	(US$m)

Assets

Current assets
Cash and cash equivalents	47.0	127.8
Derivatives	0.3	0.6
Inventories	75.3	81.7
Receivables	4.6	5.3
Prepayments	5.5	3.7

Total current assets	132.7	219.1

Non-current assets
Derivatives	2.4	4.2
Inventories	141.7	115.5
Receivables	0.5	0.5
Deferred mining costs	148.3	92.0
Mine properties	951.2	800.4
Investments	33.0	—
Deferred tax asset	86.2	87.7

Total non-current assets	1,363.3	1,100.3

Total assets	1,496.0	1,319.4

Liabilities

Current liabilities
Derivatives	61.5	40.8
Accounts payable	46.6	34.4
Provisions	6.4	5.6
Current tax liability	0.3	—
Borrowings	92.5	—

Total current liabilities	207.3	80.8

Non-current liabilities
Derivatives	274.0	227.2
Provisions	14.2	12.4
Borrowings	188.6	215.5

Total non-current liabilities	476.8	455.1

Total liabilities	684.1	535.9

Share Capital	1,027.1	1,027.5
Reserves	(250.7)	(225.7)
Accumulated profit / (losses)	35.5	(18.3)

Total equity	811.9	783.5

Total liabilities and equity	1,496.0	1,319.4

Retained Profits

	31 Dec	31 Dec
	2006	2005
Year ending	(US$m)	(US$m)

Retained profits (accumulated losses) at the beginning of the period	(18.3)	(28.1)
Profit/from ordinary activities after taxation	53.8	9.8

Retained profits (accumulated losses) at end of financial period	35.5	(18.3)

Changes in Equity

	31 Dec	31 Dec
	2006	2005
Year ending	(US$m)	(US$m)

Balance at beginning of period	783.5	837.2
Increase / (decrease) in accumulated profits	53.8	9.8
Increase / (decrease) in share capital	(0.4)	—
Increase / (decrease) in hedging reserves	(30.4)	(63.5)
Increase / (decrease) in share based payments reserve	5.4	—
Total changes in equity for the period	28.4	(53.7)

Balance at end of period	811.9	783.5

Report for Year Ended 31 December 2006      Page 6 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incoroporated in Papua New Guinea
Statement of Cash Flows

	31 Dec	2H	1H	31 Dec	2H	1H	Change
	2006	2006	2006	2005	2005	2005	year on
Period ending	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)	year %

Cash flows from operating activities
Receipts from operations	329.2	170.3	158.9	243.8	159.4	84.4	35
Payments from operations	(268.6)	(154.2)	(114.4)	(233.6)	(106.6)	(127.0)	(15)

Cash generated from operations	60.6	16.1	44.5	10.2	52.8	(42.6)	494
Interest received	1.4	0.4	1.0	1.9	1.2	0.7	(26)
Interest and charges paid	(3.3)	(1.7)	(1.6)	(2.6)	(1.6)	(1.0)	(27)

Net cash generated from operating activities	58.7	14.8	43.9	9.5	52.4	(42.9)	518

Cash flows from financing activities
Drawdown of term debt	65.6	65.6	—	245.5	215.5	30.0	73
Repayment of term debt	—	—	—	(49.5)	(49.5)	—	—
Hedgebook restructure and fees	—	—	—	(62.2)	(62.2)	—	—
Payment for treasury shares	(0.4)	(0.4)	—	—	—	—	—

Net cash used in financing activities	65.2	65.2	—	133.8	103.8	30.0	51

Cash flows from investing activities
Purchase of property plant and equipment (PPE)	(170.8)	(81.3)	(89.5)	(99.5)	(62.0)	(37.5)	(72)
Payments for Investments	(34.0)	(34.0)	0.0	—	—	—	—
Proceeds from sale of PPE	0.1	0.0	0.1	0.4	0.4	—	(75)

Net cash used in investing activities	(204.7)	(115.3)	(89.4)	(99.1)	(61.6)	(37.5)	(107)

Net increase/(decrease) in cash held	(80.8)	(35.3)	(45.5)	44.2	94.6	(50.4)	(283)
Cash at the beginning of the year	127.8	82.3	127.8	83.6	33.2	83.6	53

Cash and cash equivalents at period end	47.0	47.0	82.3	127.8	127.8	33.2	(63)

Report for Year Ended 31 December 2006       Page 7 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incoroporated in Papua New Guinea
No dividends were declared or paid in 2006 or 2005.
No final dividend is proposed for 2006.
Issued and Quoted Securities at End of Year

	As at	As at
	31 Dec	31 Dec
	2006	2005

Ordinary shares (000’s)	1 ,284,049	1 ,284,225
Restricted Executive Shares (000’s)	176	—

Total Shares (000’s)	1 ,284,225	1 ,284,225

Net tangible assets per ordinary security (cents)	51.3	53.8

Earnings Per Share (EPS)

	Full Year	Full Year
	2006	2005

Basic EPS (cents)	4.2	0.8
Diluted EPS (cents)	4.2	0.8
Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS (000’s)	1,284,049	1 ,284,225

Subsidiaries

Ownership interest
as at
31 Dec 2006

Niugini Mining Ltd	100%
Niugini Mining Australia Pty Ltd	100%
Lihir Management Company Ltd	100%
Lihir Business Development Ltd	100%
Lihir Services Australia Pty Ltd	100%
Lihir Australian Holdings Pty Ltd (incorporated 4 September 2006)	100%
Report for Year Ended 31 December 2006      Page 8 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incoroporated in Papua New Guinea
OTHER INFORMATION
Future Hedging Impacts
A total of 191,000 ounces will be delivered into hedges in 2007 at a price of approximately $321 an ounce. A further 60,000 ounces gold loan principal repayments are scheduled for 2007, with non-cash revenue being recognised at $449 an ounce upon repayment.
The table below sets out the impact of the hedge book against revenues for 2007 and 2008, for a variety of gold price assumptions. Cash revenues are reduced due to delivery of gold into hedges at prices below prevailing spot prices. Non-cash movements relate to hedges which have been rolled forward, but are required to be brought to account at the original designated delivery date.

	2007	2008
Hedging impacts	(US$M)	(US$M)

$550/oz gold price:
Cash revenues decrease	(43.7)	(32.3)
Non-cash revenue decrease	(26.0)	(27.7)

$600/oz gold price:
Cash revenues decrease	(53.3)	(39.6)
Non-cash revenue decrease	(26.0)	(27.7)

$650/oz gold price:
Cash revenues decrease	(62.8)	(46.8)
Non-cash revenue decrease	(26.0)	(27.7)
The following table sets out the hedge profile by quarter.
2007 Hedging Deliveries by Quarter

							Gold
	Forwards		Put Options		Call Options		Repayments
	Ounces	Price	Ounces	Price	Ounces	Price	Ounces

Q1 Delivered	25,000	$321.87	—	—	—	—	—
Q1 Remaining	22,500	$332.81	19,000	$315.00	19,000	$307.00	—
Q2	10,000	$339.40	19,000	$315.00	19,000	$307.00	—
Q3	15,000	$324.40	19,000	$315.00	19,000	$307.00	30,000
Q4	42,500	$333.20	19,000	$315.00	19,000	$307.00	30,000

Total	115,000	$330.05	76,000	$315.00	76,000	$307.00	60,000

Report for Year Ended 31 December 2006      Page 9 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incoroporated in Papua New Guinea
Future Cost Deferral Impacts
The following table sets out the expected impact of mining cost deferrals and the deferral of costs associated with building the economic grade stockpiles in the current year and in 2008 based on the current mine plan. The mine plan is in the process of being updated to reflect the latest update in reserves.
These estimates are based on Lienetz pit strip ratio of 2.91.

	2007	2008
Cost deferral impacts	(US$M)	(US$M)

Mining costs deferred
Cash costs reduced by:	30	5
Non-cash costs reduced by:	5	0

	35	5

EGS costs deferred
Cash costs reduced by:	40	40
Non-cash costs reduced by:	5	5

	45	45

Future production guidance
The following table sets out the expected production profile for 2007 and 2008-11 from the Lihir mine, based on the current mine plan and excluding further plant expansion. It does not reflect the latest update in reserves and resources. This table excludes Ballarat Goldfields production.

	2007	2008-11
Average

Material movements (Mt)	>60	55-60
Ore Mined (Mt)	~12	11 -13
Ore Milled (Mt)	~5.5	5.5-6.0
Autoclave feed (Mt)	~4.3	~ 4.4
Autoclave feed grade (g/t)	~6.6	+6.0
Gold produced (Kozs)	800 - 830	+800
Report for Year Ended 31 December 2006      Page 10 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Changes since Preliminary Financial Statements release on 30 January 2007
In finalising the audit, profit for the 2006 second half year, and accordingly the full year, increased by $0.4 million over that reported in the 30 January 2007 Preliminary Financial Results.
Production and Financial Data

	Dec	Dec	(% change,
12 months to:	2006	2005	2005 - 2006)
Material moved (Mt)	56.2	41.6	35
High grade ore mined (Mt)	4.2	3.5	20
Economic grade ore mined (Mt)	3.8	5.9	(36)
Waste (Mt)	48.2	32.2	50
Ore milled (Mt)	4.3	3.5	23
Average grade (Au g/t)	5.14	5.98	(14)
Gold recovery (%)	90.2	89.7	1
Gold produced (Kozs)	651	596	9
Average price realised (US$/oz)	481	380	24
Total cash costs (US$/oz)	297	283	5
Gross cash costs (US$/oz)	397	373	7
Report for Year Ended 31 December 2006       Page 11 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
FURTHER INFORMATION
Contact for Investor Information
Joe Dowling
Manager Investor Relations
Mobile: +61 421 587 755
Email: joe.dowling@lihir.com.pg
Website: www.lihir.com.pg
Shareholder Enquiries
Queries related to share registry matters should be directed to:
Computershare Investor Services
Central Plaza One, Level 27
345 Queen Street
Brisbane Queensland 4000
Tel: 1300 552 270 or +61 3 9615 5970
Fax: +61 7 3229 9860
Website: www.computershare.com
E-mail: rachel.sakurai@computershare.com.au
ADR Depository
The Bank of New York
101 Barclay St 22 West
New York 10286 USA
Tel:+1 212 8158 161
Fax:+1 212 571 3050
Website: www.adrbny.com
Principal Office
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
Corporate Office
Level 9, AAMI Building
500 Queen Street
Brisbane, Australia 4000
Stock Exchange Listings
Australian Stock Exchange (LHG)
Nasdaq National Market (LIHR)
Port Moresby Stock Exchange (LHG)
Issued Capital
The current ordinary issued capital of the company is 1,284,048,639 ordinary shares and 161,527,405 B Class shares and 176,071 Restricted Executive shares
Directors
Ross Garnaut — Chairman
Arthur Hood — Managing Director
Geoff Loudon
Peter Cassidy
Winifred Kamit
Bruce Brook
Stuart MacKenzie — Group Secretary
Forward Looking Statements
This release contains certain forward-looking statements, including statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, and (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Lihir can give no assurances that the estimates, profiles, capital and plans will not materially differ from the statements contained in this release.
Report for Year Ended 31 December 2006       Page 12 of 12

Level 9, AAMI Building, 500 Queen Street
Brisbane OLD 4000 Australia
Lihir Gold Limited	(GPO Box 905, Brisbane QLD 4001 Australia)

Incorporated in Papua New Guinea	tel 617 3318 3300
ARBN 069 803 998	fax 617 3318 9203
www.linir.com.pg
21 February 2007
The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
Level 4, 20 Bridge Street
SYDNEY NSW 2000
Dear Sir/Madam
Re: Appendix 4E — Preliminary Final Report
Further to the Appendix 4E lodged by the Company this morning, attached please find the Independent Audit Report prepared by PricewaterhouseCoopers.
Yours sincerely
Stuart MacKenzie
Group Secretary

Independent audit report to the members of Lihir Gold Limited	PricewaterhouseCoopers 6th Floor Credit House Cuthbertson Street PO Box 484 PORT MORESBY PAPUA NEW GUINEA Website: www.pwc.com.pg Telephone (675) 321 1500 Facsimile (675) 321 1428
Audit opinion
In our opinion,
a) the financial report of Lihir Gold Limited:
•	gives a true and fair view, as required by the Companies Act 1997 in Papua New Guinea, of the financial position of Lihir Gold Limited and the Lihir Gold Group (defined below) as at 31 December 2006, and of their performance for the year ended on that date, and

•	is presented in accordance with the Companies Act 1997, Accounting Standards and other mandatory financial reporting requirements in Papua New Guinea.
b) proper accounting records have been kept by the company as far as appears from our examination of those records; and
c) we have obtained all the information and explanations we have required.
This opinion must be read in conjunction with the rest of our audit report.
Scope
The financial report and directors’ responsibility
The financial report comprises the balance sheet, income statement, statement of changes in equity, statement of cash flows, accompanying notes to the financial statements, and the directors’ opinion for both Lihir Gold Limited (the company) and the Lihir Gold Group (the consolidated entity), for the year ended 31 December 2006. The consolidated entity comprises both the company and the entities it controlled during that year.
The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Companies Act 1997. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.
Audit approach
We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with International Standards on Auditing, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Companies Act 1997, Accounting Standards and other mandatory financial reporting requirements in Papua New Guinea, a view which is consistent with our understanding of the company’s and the consolidated entity’s financial position, and of their performance as represented by the results of their operations and cash flows.
We formed our audit opinion on the basis of these procedures, which included:
•	examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.
Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.
While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.
Our audit did not involve an analysis of the prudence of business decisions made by directors or management.
Independence
In conducting our audit, we followed applicable independence requirements of Papua New Guinean professional ethical pronouncements and the Companies Act 1997.
PricewaterhouseCoopers

Stephen Humphries	Robert Hubbard
Partner	Partner
Port Moresby, Papua New Guinea	Brisbane, Australia
21 February 2007	21 February 2007